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                             July 28, 2023

       Daniel Jones
       Chief Executive Officer
       SeqLL, Inc.
       3 Federal Street
       Billerica, MA 01821

                                                        Re: SeqLL, Inc.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed July 11, 2023
                                                            File No. 001-40760

       Dear Daniel Jones:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Revised Preliminary Proxy Statement on Schedule 14A Filed July 11, 2023

       Lyneer Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Comparison of the Years Ended December 31, 2022 and 2021, page 34

   1. We read your response to comment 8 and note your revised disclosure. Please note that the supplemental
discussion should reflect all relevant pro forma adjustments required by
                                                        Article 11 of
Regulation S-X and should be presented separately from the discussion on historical results. In
this regard, please tell us your consideration of removing the non-
                                                        GAAP discussion and
revising your historical discussion to separately compare the historical results of
the respective successor and predecessor periods.
 Daniel Jones
FirstName
SeqLL, Inc.LastNameDaniel Jones
Comapany
July       NameSeqLL, Inc.
     28, 2023
July 28,
Page  2 2023 Page 2
FirstName LastName
2. We read your response to comment 9 and note your revised disclosure. Considering the material adjustment for eliminated staff positions in your presentation of Adjusted
         EBITDA, please revise to discuss the impact of the eliminated positions on service revenues, if material. Refer to Item 303(b)(2)(iii) of Regulation S-K.
3. We read your response to comment 10. Please provide more detail on the nature of the salary reductions and severance for staff not replaced related to COVID-19. Include in your response the nature of the positions of the staff not replaced, how the pandemic resulted in their elimination, and whether they were revenue generating positions.
Revolver, page 40

4. We note your new disclosure in this section discussing the notification of an "over-
         advancement" under your revolver of approximately $15 million. Please also disclose this unexpected liability in the risk factor on page 30 describing Lyneer's debt obligations.
Background of the Merger, page 69

5. We note your response to comment 21. Your disclosure on page 71 indicates that a current SeqLL independent director would be chosen to represent SeqLL stockholders on an "ongoing basis." Revise this reference to refer to the post-merger Board, if true, to avoid suggesting that such Board member would represent stockholder interests during the negotiations of the Merger transaction.
6. We note your revised disclosure which utilized a purchase price of Lyneer equal to eight times trailing 12 month EBITDA. Revise to explain why this formula was used to arrive at a purchase price of $120 million for Lyneer. Further, revise to explain the basis for the
         $225 million post-acquisition valuation of SeqLL.
Information About Lyneer
Lyneer Service Offerings, page 142

7. We note your revised disclosures on pages 44 and F-66 in response to comment 30. Please tell us why the typical invoice timing and payment terms disclosed on those pages conflict with the terms disclosed in this section.
General

8. We note your response to comment 32 and reissue in part. We acknowledge the explanation in your response letter, but please also disclose that you will be relying on the exemption from registration provided by Section 4(a)(2) under the Securities Act in the proxy statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Daniel Jones
SeqLL, Inc.
July 28, 2023
Page 3

        You may contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264
with any other questions.



                                                        Sincerely,
FirstName LastNameDaniel Jones
                                                        Division of Corporation
Finance
Comapany NameSeqLL, Inc.
                                                        Office of Trade &
Services
July 28, 2023 Page 3
cc:       Eric M. Hellige
FirstName LastName